SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT REPORT 2015

MANAGEMENT REPORT

 BRASKEM 2015

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, which are accompanied by the opinions of the Independent Auditors and the Fiscal Council for the fiscal year ended Dec. 31, 2015.

1.   Message from Management

The year 2015 was marked by a more unfavorable economic scenario in Brazil than initially expected, lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, led by the Brazilian real.

The sharp slowdown in key sectors of the Brazilian economy, such as services, construction and infrastructure, affected the labor market by reducing income levels and consequently household spending and investment. The central bank’s Economic Activity Index points to a contraction of 3.85% in the accumulated until November 2015 compared to the prior year.

Brazil's resin demand reached approximately 4,926 kton, decreasing 7.6% from 2014. This situation led Braskem to pursue opportunities in the export market during the year in order to maintain its plants in Brazil operating at high capacity utilization rates.

In this context, Braskem sold 3,362 kton in Brazil in 2015, 6% less than in 2014, still representing a recovery of 1 p.p. in market share.

In 2015, the Company posted record-high resin and basic petrochemical exports of 1.4 million tons and 1.5 million tons, respectively, representing increases of 28% and 1% on the prior year.

In terms of feedstock, the year was marked by the signing of two important agreements: (i) in August 2015, the power supply agreement with CHESF, valid through 2037; and (ii) on Dec. 23, 2015, the petrochemical naphtha supply agreement with Petrobras for annual supply of 7 million tons of naphtha over five years, at a price corresponding to 102.1% of the ARA price reference.

Crude oil prices fell sharply over the course of 2015, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers.

In this scenario, naphtha, the main feedstock used by the global petrochemical industry, registered an average price in the year of US$462/t, down 45% from 2014. The decline is partially explained by the 47% drop in crude oil prices in the period, to an average price of US$52/bbl, which were pressured by concerns with the expansion in global supply in a scenario of weaker demand, especially from China.

The average price of natural gas in 2015 was US$139/t (US$2.76 /MMBTU), down 39% from 2014.

The average spread1of Braskem’s thermoplastic resins2 in Brazil reached US$1,125/ton in 2015, down 25% from 2014. In the case of the main basic petrochemicals, average spreads contracted by 20% compared to 2014, due to lower crude oil prices.

United States, Europe and Mexico:

Braskem’s USA & Europe operations posted significant results in 2015, supported by the operating performance, with record-high production, high petrochemical margins and stronger Polypropylene demand driven by economic growth. The Polypropylene plants in the USA & Europe operated at an average capacity utilization rate of 98%, up 6 p.p. on the prior year, and produced 1.97 million tons. Polypropylene spreads in the USA expanded 163% in 2015 due to lower propylene prices caused by oversupply and strong demand for Polypropylene in the U.S. market.

1 Difference between the price of petrochemicals and the price of naphtha.

2 53% Polyethylene (USA), 34% Polypropylene (Asia) and 12% PVC (Asia), in accordance with the capacity mix of Braskem’s industrial units in Brazil.

MANAGEMENT REPORT 2015

The petrochemical complex in Mexico, which is operated by the subsidiary Braskem Idesa, reached 99% completion. The utilities area is already operational and the main and accessory feedstocks have already been delivered to the site to support the cracker’s startup and the launch of polyethylene production. Polyethylene production is expected to start already in 1Q16, further improving diversifying in terms of feedstock profile (gas-based complex) and markets with the production of PE in North America.

Braskem – Consolidated:

In the year, Braskem posted record-high EBITDA of US$2,808 million, up 17% from the prior year. In Brazilian real, EBITDA also reached a record R$9,372 million, mainly supported by (i) operating performance; (ii) healthy resin spreads in the international market; (iii) higher export volume; (iv) good performance of the USA & Europe operations; and (v) the 42% average Brazilian real depreciation.

In 2015, 43% of Braskem’s net revenue (ex-resales of naphtha and condensate) came from international market, due to its exports from Brazil and its operations in the United States and Germany.

Consolidated net income for the year came to R$2,899 million, or R$3,140 million to the Company’s shareholders related to Parent Company net income.

On Dec. 31, 2015, Braskem’s net debt stood at US$5,411 million, down 13% from the balance at the end of 2014. The reduction in net debt combined with the recovery in EBITDA in the last 12 months led financial leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, to decline from 2.58 times at the end of 2014 to 1.91 times at the end of 2015.

In line with its strategy to reduce costs, Braskem launched a program with 11 work fronts, which include improving processes and optimizing the scope and structure, for potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017. In 2015, these initiatives captured recurring gains of R$156 million.

In occupational safety, the recordable and lost-time injury frequency rate, considering both Team Members and Partners, was 0.68 accident per million hours worked, which is Braskem's best result ever, for seven consecutive years of reductions in injury rates. In environmental performance, Braskem made progress on various actions that supported record results in all of the eco-efficiency indicators.

Braskem's commitment to sustainable development also supported important internal achievements and external recognition in 2015.

During the year, Braskem was elected Best Corporation by the Carbon Disclosure Project Brazil (CDP Brazil) in the category transparency. The Company also confirmed its inclusion in the eleventh portfolio of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa); for the fourth year straight in the Dow Jones Sustainability Emerging Markets Index, and for the third straight year in Carbon Efficient Index (ICO2) of the BM&FBovespa. Braskem also was recognized by the survey conducted by the magazine Valor and the consultancy Strategy& as Brazil’s fourth most innovative company in the overall ranking and second place in the ranking of manufacturers.

Acknowledgements:

Management once again takes this opportunity to thank its Clients for the trust they place in Braskem, since this partnership motivates us to always follow a path of excellence, and to thank our Team Members, Partnership and Suppliers for their dedication and competence, which are critical to ensuring our accomplishments and results. We also thank our Shareholders for their support in ensuring the feasibility of our strategic projects, which are fundamental to strengthening the Company.

MANAGEMENT REPORT 2015

2. Outlook

For 2016, an update published in January by the International Monetary Fund (IMF) revised downward its projection for global growth from 3.6% to 3.4%. According to the IMF, three factors continue to affect global activity: (i) the economic slowdown in China, as the country continues its transition away from investments toward consumption and services; (ii) lower prices for energy and other commodities; and (iii) a gradual tightening in monetary policy in the United States.

For China, the IMF projects that economic activity will continue to decelerate this year. In 2015, China's GDP grew 6.9%, which is the weakest rate of the last 25 years, with this figure expected to decelerate to 6.3% in 2016. In general, the Chinese economy is evolving in line with expectations, but the IMF highlights that the country’s exports and imports are slowing faster than expected, which partially reflects the lower level of investment and industrial activity.

For the United States, the IMF expects the world’s largest economy to grow 2.6% in 2016. The U.S. economy remains resilient, but the stronger dollar has adversely affected the country’s industrial production and low crude oil prices have reduced investment.

In Brazil, for 2016, the expectation is for another year of negative GDP growth. According to the same IMF report, the scenario in Brazil should continue to deteriorate. GDP growth was revised downwards once again, with a contraction of 3.5% now expected for 2016. In this scenario, Brazil’s petrochemical industry will face a challenging year similar to the one in 2015, when domestic sales contracted 5.4% and domestic demand for chemicals fell 6.8%.

In this recessionary scenario, the capacity utilization rates of plants in the country’s chemical industry stood at 78%, the lowest level in the past eight years, and new investments in the industry will be planned only if the plants have the conditions to operate at significantly higher rates, which will occur only if the competitiveness of local producers improves.

In the petrochemical industry, the expectation is for spreads to remain at healthy levels in 2016. Some type of volatility is possible, especially in the Asian market, with new Polypropylene capacities coming online in China, which is counterbalanced by a more positive scenario in the U.S. Polypropylene market. This makes the scenario more challenging from 2017 onwards, when a more relevant volume of gas-based capacities will come online in the United States.

With regard to the dynamics of the oil market, the United States and the European Union lifted their sanctions on Iran and the market tone has been set by concern with the country’s return to a market already affected by oversupply. This aspect is positive for the competitiveness of naphtha-based producers.

In this context, Braskem’s strategy continues to be based on (i) diversifying its feedstock and geographic profile; (ii) strengthening its relations with Clients; (iii) developing Brazil’s petrochemical and plastics chain; (iv) capturing operating efficiency gains; (v) while maintaining the Company’s financial health and cost discipline.

Another important highlight in 2016 is the commissioning of the Mexico Project, which brings important feedstock and geographic diversification to the Company’s asset portfolio. The project located in Mexico will have annual polyethylene (PE) production capacity in excess of 1 million tons using ethane feedstock supplied by Pemex Gás Petroquímica Básica (PEMEX). The expectation is that, with the start of the cracker and the PE plants, the formation of inventories and launch of sales of PE in Mexico should begin already in the first quarter of 2016. Over the course of the year, the operations are expected to ramp up gradually and more markedly as from the second half of the year.

In line with its strategy to reduce costs, Braskem will continue to roll out its cost-cutting program, with potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017.

MANAGEMENT REPORT 2015

Lastly, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

3. Performance

▪ Polyolefins

Heavily impacted by the weak performance of the Brazilian economy in 2015, domestic demand for Polyolefins (Polyethylene and Polypropylene) was approximately 3.9 million tons, down 5% from 2014.

In 2015, production volume reached 4.2 million tons, up 4% from 2014, supported by high utilization rates throughout the year and the Company’s capacity to export volumes not absorbed by the domestic market.

Braskem’s domestic polyolefins sales contracted 3% to 2,833 kton. Its market share in 2015 stood at 73%, for a gain of 2 p.p. on 2014.

Meanwhile, export sales amounted to 1,307 kton, increasing 22% compared to 2014.

Performance (tons)	2015	2014	Change
POLYOLEFINS	(D)	(E)	(D)/(E)
Sales - Domestic Market
PE's	1,705,877	1,706,137	0%
PP	1,126,949	1,204,049	-6%
Total Domestic Market	2,832,827	2,910,185	-3%
Sales - International Market
PE's	921,044	680,390	35%
PP	386,150	387,888	0%
Total Exports	1,307,193	1,068,279	22%
Total Sales
PE's	2,626,921	2,386,527	10%
PP	1,513,099	1,591,937	-5%
Total Sales	4,140,020	3,978,464	4%

Production
PE's	2,648,819	2,414,520	10%
PP	1,510,363	1,592,492	-5%
Total Production	4,159,182	4,007,012	4%

▪ Vinyls

In 2015, Brazilian PVC demand came to approximately 1,048 kton, decreasing 16% compared to the previous year. The infrastructure and construction sectors, which are the resin’s main consumers, were the ones that suffered the most from the effects of the economic crisis during the year.

PVC production volume in the year was 542 kton. Braskem’s domestic sales in the period stood at 529 kton, decreasing 20% from 2014, with a market share of 51%.

In 2015, Braskem, taking advantage of more competitive opportunities overseas, began exporting PVC. Total PVC export volume in the period was 65 kton.

In the case of caustic soda, production volume was 436 kton and domestic sales volume was 436 kton in 2015.

MANAGEMENT REPORT 2015

Performance (tons)	2015	2014	Change
VINYLS	(D)	(E)	(D)/(E)
Sales - Domestic Market
PVC	529,493	659,549	-20%
Caustic Soda	435,697	460,083	-5%
Total Domestic Market	965,191	1,119,632	-14%
Sales - International Market
PVC	65,375	24	-
Caustic Soda	-	12,106	-
Total Exports	65,375	12,130	439%
Total Sales
PVC	594,868	659,573	-10%
Caustic Soda	435,697	472,188	-8%
Total Sales	1,030,566	1,131,761	-9%

Production
PVC	542,297	635,016	-15%
Caustic Soda	436,185	448,062	-3%
Total Production	978,482	1,083,078	-10%

▪ Basic Petrochemicals

In 2015, despite being affected by the incident at the São Paulo cracker and the feedstock supply issues at the Rio de Janeiro site, ethylene production reached 3.4 million tons, increasing 4% from 2014.

The main factors contributing to this performance were (i) the good operating performance; (ii) the improvement in the competitiveness of naphtha-based crackers in the international market due to lower oil and naphtha prices; and (iii) the Company's capacity to export the surplus production not absorbed by the domestic market.

The production volume of the main basic petrochemicals also increased from the prior year, led by the production of propylene and paraxylene, which benefited from the high average cracker utilization rate.

In this context, ethylene/propylene sales volume grew 1%. BTX and Butadiene sales increased 2% in 2015.

Performance (tons)	2015	2014	Change
BASIC PETROCHEMICALS	(D)	(E)	(D)/(E)
Production
Ethylene	3,357,078	3,237,886	4%
Propylene	1,389,796	1,306,636	6%
Butadiene	389,272	374,827	4%
BTX*	1,031,280	1,013,873	2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2015	2014	Change
BASIC PETROCHEMICALS	(D)	(E)	(D)/(E)
Total Sales
Ethylene/Propylene	965,154	957,123	1%
Butadiene	385,514	378,853	2%
BTX*	1,037,307	1,012,091	2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

MANAGEMENT REPORT 2015

▪ United States & Europe:

In 2015, U.S. demand for Polypropylene increased 5.5%. This good performance reflects the gain in competitiveness resulting from the lower price of propylene (feedstock used to make Polypropylene) due to the oversupply of propylene produced at refineries. In Europe, Polypropylene demand increased 5.18% in the year.

Initiatives to improve industrial productivity, such as identifying the best products for each plant, optimizing production parameters for each product (accelerating the production pace of these products) and adopting initiatives to eliminate logistics bottlenecks in inbound feedstock shipments, supported growth of 6% in Polypropylene production volume on the previous year.

Sales volume in the year advanced 6%, accompanying the higher supply and the improvement in the economic scenario, especially in the United States.

Performance (tons)	2015	2014	Change
UNITED STATES AND EUROPE	(D)	(E)	(D)/(E)
Sales
PP	1,973,274	1,862,560	6%

Production
PP	1,967,028	1,855,676	6%

3.1. Economic and Financial Performance

▪  Revenue

In 2015, Braskem's consolidated net revenue was US$14.3 billion, down 27% from the prior year. In Brazilian real, net revenue was R$47.3 billion, increasing 3%. The reduction in international resin and petrochemical prices due to lower oil and naphtha prices was offset by the increase in total sales volume and the 42% average Brazilian real depreciation between the periods. Excluding naphtha/condensate resales from the analysis, net revenue in the quarter decreased by 29% in U.S. dollar and was stable in Brazilian real.

On the same basis, revenue from overseas markets, in U.S. dollar, came to US$6.8 billion, down 20% from 2014, also influenced by the lower average price of resins and basic petrochemicals in the international market. In Brazilian real, revenue from overseas markets accounted for 43% of Braskem’s total revenue, at R$22.7 billion, of which R$10.2 billion came from exports.

United States & Europe:

Net revenue from the USA & Europe operations in 2015 amounted to US$2.5 billion or R$8.2 billion, advancing 4%. The increase is explained by better resin prices in the U.S. market and higher sales volume in the Polypropylene market.

MANAGEMENT REPORT 2015

▪  Cost of Goods Sold

In 2015, COGS amounted to R$36.9 billion, decreasing 8% from 2014. The higher sales volume and Brazilian real depreciation were offset by lower feedstock prices in the international market. In U.S. dollar, COGS came to US$11.1 billion, down 35% from 2014.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African and South American countries. The ARA naphtha price reference for domestic supply (three-month moving average) reached US$490/t in 2015, down 45% from US$897/t in 2014. The average ARA naphtha price, the price reference for imported naphtha, stood at US$462/t in the year, down 45% from US$836/t in 2014.

Following the signing of a new naphtha supply agreement with Petrobras on Dec. 23, 2015, the portion of naphtha acquired from Petrobras will be priced at 102.1% of the average ARA price in the previous month.

In 2015, the Mont Belvieu price reference for ethane consumed by the Rio de Janeiro cracker decreased 31% from 2014, to US$18 cts/gal (US$137/t). The price reference for propane decreased 57% to US$45 cts/gal (US$236/t).

United States & Europe:

Propylene, the main feedstock used by our units in the United States & Europe, accounted for 16.1% of consolidated COGS in 2015. The average international price reference in the U.S. Gulf (USG) stood at US$ 859/t, down 45% from the previous year, supported by the oversupply of propylene in the U.S. market.

▪  Selling, General and Administrative Expenses

In 2015, Selling, General and Administrative Expenses amounted to R$2,624 million, up 5% from 2014, mainly due to (i) the higher sales volume and the effect from exchange variation on expenses at the United States & Europe units; (ii) expenses related to innovation and technology; (iii) higher expenses with payroll and third-party services. In U.S. dollar, expenses amounted to US$788 million, down 26% from 2014.

MANAGEMENT REPORT 2015

▪  EBITDA

In 2015, Braskem’s consolidated EBITDA amounted to R$9,372 million, increasing 67% from 2014. In U.S. dollar, EBITDA advanced 17% to US$2,808 million.

The improvement compared to 2014 is mainly explained by (i) the good operating performance; (ii) healthy resin spreads in the international market; (iii) higher export volume; (iv) the performance of the USA & Europe operations; and (v) the 42% average Brazilian real depreciation.

▪  Net Financial Result

In 2015, the net financial result was an expense of R$2,493 million, compared to the expense of R$2,391 million in the prior year.

Braskem holds net exposure to the U.S. dollar (more USD-pegged liabilities than USD-pegged assets). On Dec. 31, 2015, this exposure was formed: (i) in the operations, by 79% of trade payables, which were partially offset by 60% of trade receivables; and (ii) in the capital structure, by 84% of net debt. Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, it designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on Oct. 1, 2014, to designate the dollar-denominated liabilities related to the financing of the Mexico project, which adopts a project finance model in U.S. dollar, as hedge for its future sales, which will be made in the same currency.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$3.2 billion on Dec. 31, 2015, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the impact of the U.S. dollar on its liabilities and sales.

In this context, the effect from the 47% appreciation in the U.S. dollar3 on the consolidated net exposure generated a positive impact on the financial result of R$70 million in 2015.

3 On December 31, 2015, the Brazilian real/U.S. dollar exchange rate was R$3.9048/US$1.00.

MANAGEMENT REPORT 2015

In 2015, the net financial result excluding the effects from exchange and monetary variation was an expense of R$2,328 million, or R$268 million more than in 2014, which is explained by: (i) the effect from exchange variation on interest expenses of USD-denominated debt; (ii) the reinstatement of PIS and COFINS taxes on financial income; (iii) the transaction costs for refinancing short-term debt; and (iv) the increase in funding costs in Brazilian real; which were partially offset by the higher balance of cash and equivalents and the higher returns on financial investments due to the cumulative increase in the basic interest rate.

The following table shows the composition of Braskem’s net financial result.

R$ million	2015	2014
Financial Expenses	(4,194)	(2,746)
Interest Expenses	(1,688)	(1,273)
Monetary Variation (MV)	(377)	(320)
Foreign Exchange Variation (FX)	(1,035)	(39)
Net Interest on Fiscal Provisions	(152)	(222)
Others	(941)	(892)
Financial Revenue	1,701	355
Interest	386	253
Monetary Variation (MV)	143	75
Foreign Exchange Variation (FX)	1,105	(46)
Net Interest on Fiscal Credits	9	30
Others	58	44
Net Financial Result	(2,493)	(2,391)
R$ million	2015	2014
Net Financial Result	(2,493)	(2,391)
Foreign Exchange Variation (FX)	70	(85)
Monetary Variation (MV)	(235)	(246)
Net Financial Result Excluding FX and MV	(2,328)	(2,060)

▪  Net Income

Braskem recorded consolidated net income in the year of R$2,899 million, or R$3,140 million to the Company’s shareholders, related to Parent Company net income. Net income benefitted from the good operating performance and the adoption of hedge accounting, which better translates the effects of exchange variation on dollar-denominated liabilities to the Company's results.

Dividends

The Management of Braskem proposes to the Annual Shareholders' Meeting to be held on April 6, 2016, the distribution of dividends in the aggregate amount of R$1 billion (see Note 24 to the 2015 Financial Statements – Equity – Items (f) Dividends proposed and appropriation of profit and (f.1) Profit or loss and dividends proposed).

▪  Capital Structure, Liquidity and Credit Rating

On Dec. 31, 2015, Braskem's consolidated gross debt stood at US$10.5 billion, which includes the debt from the Mexico project in the amount of US$3.2 billion. Since the Mexico Project is financed by a project finance structure in which the project’s debt is repaid exclusively using its own cash flow, it is not included for the purpose of analyzing the Company's debt and leverage ratio.

In this context, Braskem's gross debt stood at US$7,294 million, down 5% from the balance at the end of 2014. At the end of the period, 79% of gross debt was denominated in U.S. dollar.

MANAGEMENT REPORT 2015

Cash and equivalents amounted to US$1,917 million. Excluding the cash balance held by the subsidiary Braskem Idesa, cash and equivalents amounted to US$1,883 million, increasing US$455 million from the prior quarter. The balance of cash and investments pegged to the dollar was 65%. As a result, Braskem’s net debt decreased 13% compared to 2014, to US$5,411 million. In Brazilian real, net debt grew 28% to R$21,128 million, influenced by the 47% appreciation in the U.S. dollar. At the end of the period, 84% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low risk rates (credit default swap) and high credit ratings participated in the transactions.

The lower dollar-denominated net debt combined with the 17% EBITDA growth in 2015 supported improvement in financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, which ended the year at 1.91x, down 26% from 2014. In Brazilian real, this leverage ratio stood at 2.23x, down 24%.

On Dec. 31, 2015, the average debt term was 15.7 years, and considering only dollar-denominated debt, the average debt term was 18.7 years. The average cost of servicing the company's debt on Dec. 31, 2015 was 6.13% in U.S. dollar and 11.58% in Brazilian real, compared to 6.32% and 8.96%, respectively, in the prior year.

The following charts show Braskem’s gross debt by category and indexer.

MANAGEMENT REPORT 2015

The following chart shows the Company’s consolidated amortization schedule at Dec. 31, 2015.

Braskem’s high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 39 months. Considering the stand-by credit facilities, this coverage is 45 months.

▪  Credit Risk Rating – Global Scale

In 2015, Braskem maintained investment grade ratings at the three main risk-rating agencies. This was the first time the Company’s rating assigned by Standard & Poor’s and Fitch was higher than Brazil’s sovereign credit rating.

In December, Standard & Poor’s reaffirmed Braskem’s rating of “BBB-“ (global scale), which is above the sovereign rating and offers the possibility of surpassing the sovereign rating by two notches. According to the agency, the reaffirmation of the rating reflects the Company’s (i) strong liquidity; (ii) solid cash generation; and (iii) geographic diversification.

MANAGEMENT REPORT 2015

4. Innovation & Technology

In line with its commitment to the continuous development of the petrochemical industry and plastics chain, Braskem maintains an Innovation department with 302 professionals, 2 Technology & Innovation Centers located in Brazil and the United States, 23 laboratories and 7 pilot plants. In December 2015, its portfolio was formed by 276 projects to develop new products and processes with combined net present value of US$2,150 million.

A relevant portion of the pipeline’s value is represented by longer-term projects of higher technological complexity, which are divided into seven platforms that address topics related to the development of new technologies, the creation of new product families and expansion into new markets.

The importance of Braskem’s innovation program and its pipeline is demonstrated by the results of new products launches by, for instance, the Polyolefins Unit, where 13% of sales come from products launched in the last three years. In 2015, nine new resin grades were added to the portfolio, which included:

•       Linear Polyethylene for general, high-performance rotomolding applications, which features excellent mechanical properties and finish and is used in particular for agricultural and technical parts.

•        Homopolymer Polypropylene for the production of big bags - as part of its ongoing effort to better serve Clients and comply with the requirements of Brazilian standard NBR 16029, Braskem complemented its portfolio of Polypropylene resins with UV protection.

•         Ethylene Vinyl Acetate (EVA) for the footwear industry – a product with properties comparable to elastomers (rubber products), in expandable and reticulated compounds, but featuring lower density, which provides for a more anatomic design and a final product that is more flexible, lighter weight and more comfortable.

Some of the most notable achievements in the field of Innovation & Technology in the year are described below:

a)    Braskem was recognized by the survey conducted by the magazine Valor and the consultancy Strategy& as Brazil’s fourth most innovative company in the overall ranking and second place in the ranking of manufacturers. The survey ranked 100 of the most innovative companies.

b)    The consulting firm A.T. Kearney conducted its Best Innovator survey with the support of the magazine Época Negócios, in which Braskem was ranked among Brazil’s Top 20 most innovative companies, with special mention of our Technological Roadmap process.

c)      Braskem was the winner of the third edition of the Brazil-Germany Innovation Award for its Braskem Maxio® case study in the “Challenge” category, which received 50 submissions of technological innovation projects focusing on efficient energy generation and use. The award is sponsored by the Brazil-Germany Chamber of Commerce and recognizes the products and processes of Brazilian and German companies located in Brazil.

d)     Braskem, together with Genomatica, announced the production of butadiene on a lab scale through a process of direct fermentation of sugars. The companies have been jointly developing a new technology for renewable production of the input since 2013.

e)     The isoprene project, in collaboration with Amyris and Michelin, has presented consistent laboratory results.

MANAGEMENT REPORT 2015

f)     The filing of 51 new patents, bringing the total to 903, with 23% of the patents filed in 2015 related to technologies based on renewable feedstocks.

g)    The creation of the Scientific Consulting Group formed by five external members from five different fields of expertise, namely: materials science, macromolecular chemistry, polymer catalysis, process and thermodynamics and renewable chemicals. Two meetings were organized in 2015 with the goal of collaborating with Braskem’s Innovation & Technology programs, assessing our efforts and offering a scientific opinion, in addition to presenting a vision of global technological trends.

h)    Startup:  i) two new Technology and Innovation Center (CTI) laboratories in Triunfo, Rio Grande do Sul, with investment of R$1.5 million in new equipment. One of the laboratories is dedicated to assessing the gas barrier capacity of polymer films or sheets, which is an important property in the development fuel tanks, containers and packaging for food and pharmaceutical products in terms of product safety and increasing product durability. The other focuses on x-ray analyses, which are used to assess the metallic content and crystallinity properties of plastics; ii) the Petrochemical Technologies Development Laboratory (LDTP), located in the petrochemical complex of Mauá, São Paulo, which received investment of over R$3 million in equipment alone.

i)      The Innovation & Technology Center in Brazil provided support to 470 clients through 16,000 support analyses. Meanwhile, the Innovation & Technology Center in the United States provided support to 50 clients through 7,000 analyses.

j)     The securing of financing facilities from government institutions that foster initiatives in the area of innovation:

Brazilian Development Bank (BNDES): financing line in the aggregate amount of R$74 million for the portfolio of innovation projects and investments in 2015, excluding those financed (or subsidized) by FINEP.

5. Investments

In 2015, Braskem made investments of R$2,376 million. The R$242 million increase compared to the initial projection of R$2,135 million is explained mainly by the effect from the translation to Brazilian real of the investments made in U.S. dollar.

Excluding Braskem’s contributions to the Mexico project from the analysis, total investment came to R$1,272 million, down 3% from the initial estimate of R$1,316 million. Of this amount, R$1,174 million, or approximately 90% of the total, was allocated to industrial operations (R$214 million of which in the USA & Europe, equivalent to US$64 million), including the investments related to operating efficiency, HES, productivity and maintenance. The remainder was allocated to other projects, such as the investment in UTEC production in La Porte, Texas (USA).

Mexico Project

In 2015, Braskem’s expenditures with the project came to US$323 million or R$1,104 million, with this figure affected by exchange variation.

5.1. Strategic Investments – Growth Projects

▪  Mexico Project

In line with its strategy to expand internationally and gain access to competitive feedstock, the integrated project in Mexico carried out by Braskem and Idesa, which hold interests of 75% and 25%, respectively, has already reached the start-up phase. Located in the Mexican state of Veracruz, the Ethylene XXI Project involves the annual production of 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on an ethane supply agreement with PEMEX-Gás for delivery of 66,000 barrels/day for 20 years based on the Mont Belvieu price reference

MANAGEMENT REPORT 2015

The project’s main focus will be to meet the demand from an undersupplied Mexican polyethylene market, which currently imports more than 70% of its annual consumption.

Construction at the project ended 2015 at 99% completion. Today, the project is in the startup phase, and the utilities area is already operational and ready to support the startup of the cracker and the launch of polyethylene production in the first few months of 2016.

Around 700 people have already been hired to run the future operations of Braskem Idesa. The administrative buildings, laboratories and logistics infrastructure are all operational. The commercial team is transitioning between the pre-marketing activities and the startup phase. Today, the subsidiary Braskem-Idesa has a portfolio of around 370 clients and partnerships with distributors and traders in order to ensure a good start to its commercial activities.

Total investment in 2015 amounted to US$4.9 billion, of which (i) US$3.2 billion was structured under a project finance model; and (ii) US$1.7 billion was via injections by the controlling shareholders.

6.  Capital Markets and Investor Relations

Braskem’s class “A" preferred stock traded on the São Paulo Stock Exchange (BM&FBovespa) (BRKM5) ended 2015 as the third best performing stock among the components of the Bovespa Index, at R$27.62 per share, for a gain of 66.2% from end-2014. The gain in the stock was driven by: (i) the better spreads for petrochemicals in the international market; (ii) the good operating performance; (iii) the dynamics of international markets; and (iv) the depreciation in the Brazilian real against the U.S. dollar.

During the first half of the year, the stock was impacted by uncertainty with regard to the possibility of electricity rationing and the risk of power blackouts, the renewal of the petrochemical naphtha supply agreement with Petrobras and the power supply agreement with CHESF.

In the second half of the year, the stock price benefited from the renewal of the power supply agreement with CHESF, the expected and then effective renewal of the petrochemical naphtha supply agreement with Petrobras late in the year, the depreciation in the Brazilian real, the third-quarter results and the positive expectations for the results for fiscal year 2015.

In 2015, average daily financial trading volume in the stock increased by 35% to R$34.9 million, from R$25.9 million in 2014. Meanwhile, the Bovespa Index ended 2015 at 43,349 points, for a loss of 13%, marking the third straight annual loss.

Braskem’s ADRs (BAK) traded on the NYSE Euronext closed the year quoted at US$13.54 per ADR, gaining 10% from 2014, which is explained by the aforementioned factors. Average daily financial trading volume in the ADR was US$6.0 million. In the same period, the S&P 500 decreased 1% to end the year at 2,044 points.

Braskem’s class “A” preferred stock traded on the Latibex (XBRK) ended the year quoted at €6.79 per XBRK, for a gain of 24% in the period. Average daily financial trading volume was €7,000. Meanwhile, the Latibex FTSE index ended the year at 1,059 points, for a loss of 39%.

In the composition of the Bovespa Index valid for the period from September to December 2015, Braskem stock ranked 40th with an index weight of 0.54%, improving on its 47th position and 0.36% weight in the previous index ranking.

For the 11th straight year, Braskem stock was included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio for the period from January to December 2016. Created by the BM&FBovespa in partnership with capital market trade associations, the Getulio Vargas Foundation, Instituto Ethos and the Ministry of the Environment, the ISE reflects the return on a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability and to promoting good practices in Brazil's corporate environment. The new portfolio includes 40 stocks from 35 companies that represent 16 sectors of the economy.

MANAGEMENT REPORT 2015

Another highlight in the period was Braskem's inclusion in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), of which it has been a component since its launch. Formed by 92 companies, 16 of which from Brazil, the DJSI identifies companies that are recognized for best practices in economic, social and environmental management and have strategies to address climate change, energy consumption, people development and corporate governance.

7. Sustainability

In 2015, Braskem continued to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three pillars: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Product Portfolio; and (iii) Solutions for a more sustainable life.

In the pillar increasingly sustainable Resources and operations, we obtained excellent results in our macro goals of Safety, Water Efficiency, Energy Efficiency and Strengthening Practices. The highlight was the Aquapolo project, which enabled the reuse of 8.4 billion liters of water by treating household sewage, which avoids the withdrawal of water from bodies of water and saves an amount of water equivalent to the annual consumption of 224,000 people.

In our pillar increasingly sustainable Product Portfolio, the main initiatives and results were obtained in the macro goals of Renewable Resources, Energy Efficiency, Climate Change and Post-Consumption:

•                     Braskem's Green PE, the first biobased polyethylene to be manufactured on an industrial scale, is commemorating its fifth anniversary. Today, our portfolio includes more than 80 brands in various segments and countries in South and North America, Europe, Asia and Oceania.

•                     The Wecycle platform, which was created to foster businesses and initiatives that value plastic waste and the development of solutions, products and processes that involve plastic recycling. In partnership with Starbucks® Brasil, a pilot project was launched for the use of I’m greenTM plastic. Recycled plastic cups and used coffee grounds were used to make trashcans that will be installed inside select stores, making them the world’s first to use them.

In the pillar solutions for a more sustainable life, Braskem continues to develop and constantly improve the regions where it operates, and donated more than 7,000 meters of PVC piping to the Municipality of Maceió. The material is being used in drainage works and to improve the water quality of the city’s beaches.

The Company remains committed to its belief and purpose of developing solutions that improve people’s lives in a wide variety of sectors. Accordingly, the Company actively contributed to giving a Brazilian viewpoint during the drafting of the Sustainable Development Goals (SDGs) of the United Nations (UN) and in the launch event together with leaders of some 150 nations of the world.

7.1. Corporate Governance

Since the disclosure of a Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders, its commitment to ethics, competitiveness and excellence in all actions to assure better returns for shareholders, while adding value to its assets and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts recognized corporate governance practices to ensure its proper functioning. In addition to the Board of Directors and to the Audit Board with the expanded powers envisioned by the Sarbanes-Oxley Act, the Company has three standing committees to support the Board of Directors and to advise it on specific matters.

MANAGEMENT REPORT 2015

Braskem’s corporate governance practices feature:

✓      Listing on the Level 1 Corporate Governance segment of the BM&FBovespa (special listing segment for companies on the BM&FBovespa) since February 13, 2003;

✓      Braskem also complies with other requirements for listing on the Level 2 Corporate Governance and Novo Mercado listing segments of the BM&FBovespa, such as: (i) 100% tag-along rights for all Braskem shareholders in the event of the transfer of control; (ii) reporting of financial statements in accordance with international standards (US GAAP/IFRS); and (iii) a Board of Directors formed by at least five members with a unified term of up to two years, who are eligible for reelection, as well as by independent board members;

✓       An Audit Board with the expanded powers envisioned by the Sarbanes-Oxley Act;

✓      Corporate Policies, among which we highlight the Securities Trading, Financial Management, Social Responsibility, Insurance and Guarantees, Compensation, Health, Safety and the Environment, and Investment policies;

✓       A Code of Conduct defining the values, principles and procedures that guide the Company's corporate conduct, which is regularly reviewed to ensure it reflects current legal requirements and best practices;

✓       An Ethics Committee that works jointly with the Internal Auditor, Risk Management and the Audit Board. Its function is to document, address, recommend and make decisions to resolve the denouncements made through the company’s ethics hotline, which is a confidential communications channel to report violations of the Code of Conduct, enforce compliance with the code and continually improve the company’s internal procedures and controls;

✓       A private information system for the Board of Directors and the Audit Board accessed through the Braskem Corporate Governance Portal, which provides the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner;

✓       Manual for Shareholders Meetings, a supporting document that provides Shareholders with guidelines on procedures and deadlines for participating in Shareholders Meetings;

✓       The Braskem Director Manual, which supports the exercise of the duties of the directors and compiles in a single volume the main documents that guide Braskem's corporate governance and serves as basis for the activities of the members of the Board of Directors and its Advisory Committees and of the Audit Board.

▪  External Audit

In accordance with CVM Instruction 381/03, the Company and its subsidiaries consult with the audit firm KPMG Auditores Independentes (KPMG) as a formal procedure to ensure that the rendering of other services does not affect the independence and objectivity required to perform its role as an independent auditor. The Company’s policy for engaging independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are: (a) auditors may not audit their own work; (b) auditors may not exercise a management function at the audited firm; and (c) auditors may not promote the interests of their clients.

During the fiscal year ended Dec. 31, 2015, the external audit firm provided a total of R$1,108 thousand in services not related to its external audit, including: (i) review of the sustainability content of the annual report and greenhouse gas inventory; (ii) review of the 2014 Income Tax return conducted for a subsidiary abroad; (iii) review of compliance in the calculation and use of tax credits of a subsidiary abroad. This amount corresponds to around 76% of the fees paid to the audit firm.

MANAGEMENT REPORT 2015

The independent auditor has declared that it rendered the aforementioned services in strict accordance with the accounting standards addressing the independence of independent auditors conducting audits and that they do not represent a situation that could compromise the independence or objectivity required to perform the audit services provided to Braskem and its subsidiaries.

7.2. Health, Environment and Safety

In 2015, Braskem continued to make progress in its management of Health, Environment and Safety (HES) and, in keeping with its culture of prevention through discipline, continued to prioritize aspects of Process Safety, in line with the Integrated Health, Environment and Safety System (SEMPRE), by conducting audits and critical analyses.

Braskem’s Golden Rules are part of the process of assessing and investigating incidents and aim to strengthen its workplace safety performance in its day-to-day activities.

The recordable and lost-time injury frequency rate, considering Team Members and Partners per million hours worked, was 0.68, which is Braskem’s best result ever. The result represents an improvement of 32% compared to 2014. The lost-time injury frequency rate, considering both Team Members and Partners per million hours worked, was 0.27.

In the area of Process Safety, in 2015, the focus on this topic was strengthened in all of the Company’s leadership committees. In addition to the rigorous assessment and management of process risks in its industrial and logistics operations, the Company focused on near-miss incidents by promoting preventive attitudes; on developing and improving criteria, practices and standards, such as change management, loss of primary containment (LOPC), recommendations management, the process safety pyramid of events, etc.; on continuing its audits of barriers; and on implementing technical risk-mitigation actions for the most significant scenarios.

Process Safety in Logistics was strengthened in 2015, with the conclusion of risk assessments for 100% of Braskem’s priority operations based on the volume and hazard of the products being transported. For the ten most hazardous products, the company assessed 46 routes, eight freight companies, eight loading/unloading areas, the configuration of road equipment and nine maritime vessels transporting these products. Specific HES inspections were also carried out at the Company’s maritime terminals based on international standards, such as those from the Chemical Distribution Institute (CDI-t), aiming to identify risks and define control barriers. The Company also conducted risk assessments of its Logistics Distribution for 100% of its priority products with potentially high risk.

In Chemical Safety, the Company updated and made available to its stakeholders all Chemical Product Safety Data Sheets (FISPQ) for products manufactured and marketed by it and also identified and mapped restricted substances or those whose substitution is recommended at the global level. Braskem, in partnership with the Brazilian Chemical Manufacturers' Association (ABIQUIM), works with the International Council of Chemical Associations (ICCA) to promote the recognition and awareness of risks and benefits to both people and the environment resulting from the use of chemical products.

MANAGEMENT REPORT 2015

In Health Management, Braskem organized various initiatives to raise awareness on disease prevention and improving the quality of life of all Team Members and their families. In 2015, no new incidents of occupational disease were reported either at industrial plants or in offices.

In the Environment, in 2015, Braskem made progress on various actions that culminated in improvements in a series of eco-efficiency indicators compared to the prior year, in addition to meeting all targets set for 2015:

•         Wastewater discharge (1.15 m³/t): improvement of 10.3% from 2014 and 6.6% below the target for 2015. Braskem’s best result ever;

•         Solid, liquid and viscous waste generation (2.01 kg/t): improvement of 12.6% from 2014 and 8.6% below the target for 2015. Braskem’s best result ever;

•         Energy consumption (10.49 GJ/t): improvement of 2.4% from 2014 and 1.3% below the target for 2015. Braskem’s best result ever;

•         Water consumption (4.05 m³/t): improvement of 2.6% from 2014 and 1.6% below the target for 2015.

In the management of Greenhouse Gases4 (GHG), Braskem concluded the 2015 emissions inventory (base year 2014) covering all industrial plants and corporate centers; was elected the best public corporation in Latin America in carbon management by the Carbon Disclosure Project (CDP); and also had its GHG emission inventory recognized for the fifth straight year in the Gold Category of the Brazil GHG Protocol Program. Direct emissions (scope 1) amounted to 9,384,512 tCO2e, indirect emissions (scope 2) amounted to 1,088,371 tCO2e and other indirect emissions (scope 3) amounted to 11,351,439 tCO2e. The intensity of these emissions reached 0.63 tCO2e/t, which represents a reduction of approximately 13% from 2008 to 2014; the Company's goal is to reach 0.6 tCO2e/t of product produced by 2020.

7.3. Social Responsibility

Braskem’s corporate philosophy is firmly rooted in valuing people through education and work, a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The scope of action goes beyond the Company’s facilities to also consider local communities.

Therefore, Braskem’s social and environmental projects are organized around its Social Action Strategy, which consists of:

•         Driving human development; and

•         Fostering social and environmental development through chemicals and plastic.

In 2015, this strategy was strengthened by the creation of two new projects, Braskem LABS and Inovar para Construir, which combine social impact with market development.

•         Braskem LABS: program created to encourage entrepreneurs to develop innovative solutions based on plastics that help make people's lives better. Conducted in partnership with Endeavor, the first edition received 159 project submissions, of which 19 were selected for a 45-day training with a pool of mentors formed by 24 Braskem leaders and 33 Endeavor mentors. This edition selected two winning projects: ColOff®, a project for collecting samples for medical tests; and B-RAP, a plastic mesh structure that substitutes the concrete structures used in the construction industry.

4 Includes the gases CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (hydrofluorocarbon, refrigerant fluid).

MANAGEMENT REPORT 2015

•         Inovar para Construir: whose name translates as Innovate to Build, is a project to create vocational programs focusing on theoretical knowledge and the practical applications of plastic materials in the construction industry.

In addition to raising over R$7 million from external partners, Braskem's social investment in Brazil amounted to R$24.4 million in social, environmental and cultural projects, divided into three major fronts:

•         Private Social Investment (PSI) Projects: R$5.4 million

•         Sponsorships (projects of public interest): R$11.3 million in tax incentives (R$8.8 million of ICMS tax and R$2.5 million in corporate income tax), plus R$697,000 contributed by Braskem5;

•         Odebrecht Foundation: R$7 million.

Through the Odebrecht Foundation, the Company supports the Program for Development and Growth Integrated with Sustainability of the Mosaic of Environmental Protection Areas in the Lowlands of Southern Bahia (PDCIS), whose challenge is to establish a model of socioeconomic and environmentally sustainable development by encouraging young adults to stay in their communities and work in agricultural activities, with the support of the local Family Units.

The projects supported in 2015 included the Social Private Investments:

Ser+ realizador: initiative to promote post-consumer recycling in Brazil by fostering collaboration, efficiency in the recycling production chain and the inclusion and socioeconomic development of recyclable material collectors. By investing in equipment and infrastructure at picking centers, offering personalized training and guidance services and encouraging operations in network, the recyclable waste collectors receiving support were empowered to boost their productivity and income levels. Another highlight of the Program is its support for the Municipalities of Porto Alegre and Salvador in developing and executing their strategies to manage post-consumer waste. In 2015, 69 cooperatives/associations and over 3,000 collectors benefitted from the project. Of these cooperatives/associations, 47 received advisory services and sent approximately 25,000 tons of waste to be recycled (of which around 19% was plastic waste).

This project, which has activities in the states of Bahia, São Paulo and Rio de Janeiro, contributes to the construction of social and environmentally responsible communities by expanding, recovering and maintaining green areas through integrated environmental education. The project is developed with the local community, which receives training on how to collect seeds, produce and plant native seedlings and maintain planted areas. The project also promotes conservation through the Environmental Education Program (PEA), which provides training to teachers and offers guided tours of its Nursery School to students in public and private schools. In 2015, the Fábrica de Florestas Institute reached the impressive mark of 1 million seedlings produced and more than 600,000 planted over its seven years of operations.

8. People Development

Developing people to support Braskem’s planned growth is the core strategy of the People & Organization area. Throughout 2015, the Company invested in various programs to support Team Member integration and training and to prepare Leaders to tackle the current and future challenges of the Group.

In 2015, we strengthened our relations with student organizations to reinforce our positioning as a company that attracts talented young professionals. We signed a partnership with the Federation of Junior Companies of the states of Rio Grande do Sul, Bahia and Rio de Janeiro to support young professionals in their academic environments, and with Aiesec, an organization that fosters the exchange of cultural, social and professional experiences among youth worldwide. We also launched a platform targeting young professionals called Jovens Braskem (www.jovensbraskem.com.br), where they can find content to help guide them in their careers and to learn about Braskem’s day-to-day activities through testimonials from various professionals. The vocational and university internship programs received 48,000 applications in 2015, which attests to the company’s attractiveness among these stakeholders.

5 Another R$660 thousand was invested to complete Braskem’s portion, which is already recognized in the total of PSI projects.

MANAGEMENT REPORT 2015

To strengthen and improve the technical competencies of our industrial teams, more than 2,090 Team Members underwent training on equipment and/or processes related to our industrial operations. These included 41 technical seminars attended by 497 industrial workers, 117 technical forums with over 1,000 participants and lectures given by internal experts. In addition, 429 Team Members graduated from a portfolio of online courses covering 24 technical topics that is made available through a distance learning platform.

To help disseminate the Culture, we conducted initiatives in which 2,914 people participated from all countries where Braskem operates. In Mexico, where we are commissioning a new plant and operating for the first time, we made sure all Team Members learned our Culture through integration programs to introduce them to the Odebrecht Entrepreneurial Technology (TEO).

As part of its strategy to develop Leaders, Braskem created Leadership Paths, which is a set of programs structured in accordance with the Leader’s development stage. This year, 60 leaders completed the Team Leader Development Program, with a focus on people in their first leadership stage. At the international units, 87 leaders in the first two leadership stages graduated from their development programs. In addition, in partnership with the other businesses of the Odebrecht Group, we trained six new entrepreneurs through the Entrepreneur Development Program.

Also focusing on leadership development, the People and Succession Planning process was conducted in 2015 to identify and develop Leaders who show the potential to grow within Braskem and to conduct succession planning for strategic leadership positions. This Cycle evaluated Leaders from all Units in Brazil, United States, Mexico and Germany.

The Diversity Program organized important actions to promote gender equality. The actions are structured into four pillars: Women’s Career, Maternity and Paternity, Health & Safety and Supply Chain. In the Career pillar, the company organized six Braskem Women Forums in all regions of Brazil. In Maternity and Paternity, a survey was conducted to support initiatives targeting pregnant women and nursing mothers, and maternity leave was extended to 180 days for all Team Members. In the pillar Health & Safety, the Company assessed the structures of its plants to identify any adjustments needed. All sites now have parking spaces for pregnant women and renovations of the bathrooms have already been planned for 2016. In the pillar Supply Chain, Braskem participated in the Women Vendors Forum, which presents companies headed by women. This year, in keeping with its commitment to promote gender equality, Braskem became a signatory to the UN Women Empowerment Principles, which sets out the guidelines for promoting gender equality.

9. Other Events

Claims

In early March 2015, Braskem became aware, in connection with statements made in legal proceedings brought against third parties, of claims of alleged undue payments in benefit of the Company in the feedstock supply agreements entered into with Petrobras between 2006 and 2012 ("Claims"). To the best of its knowledge, Braskem is not a defendant in any criminal or civil lawsuit in Brazil with regard to such Claims.

In light of such Claims, the Company proactively launched an internal investigation procedure ("Investigation"). Braskem hired law firms in Brazil and the United States with proven experience in similar cases to conduct the process.

MANAGEMENT REPORT 2015

Braskem has voluntarily communicated with the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil – CVM) and in the United States (U.S. Securities and Exchange Commission – SEC and U.S. Department of Justice), keeping them informed of the investigation's progress.

Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust (Lead Plaintiff). The Company hired a U.S. law firm and filed its first defense (motion to dismiss) on December 21, 2015.

For more information on the Claims and Class Actions, see Note 23 (d) of the 2015 Financial Statements.

MANAGEMENT REPORT 2015

Appendices:

 (R$ million)

Income Statement	2015	2014	Change
CONSOLIDATED	(D)	(E)	(D)/(E)
Gross Revenue	54,125	53,082	2%
Net Revenue	47,283	46,031	3%
Cost of Good Sold	(36,902)	(40,057)	-8%
Gross Profit	10,381	5,974	74%
Selling Expenses	(1,122)	(1,156)	-3%
General and Administrative Expenses	(1,502)	(1,349)	11%
Other Net Operating Income (expenses)	(707)	96	-
Investment in Subsidiary and Associated Companies	2	4	-
Operating Profit Before Financial Result	7,052	3,569	98%
Net Financial Result	(2,493)	(2,391)	4%
Profit Before Tax and Social Contribution	4,560	1,179	287%
Income Tax / Social Contribution	(1,661)	(452)	267%
Net Profit	2,899	726	299%
Earnings Per Share	3.95	1.09	263%

EBITDA Statement	2015	2014	Change
CONSOLIDATED	(D)	(E)	(D)/(E)
Net Profit (Loss)	2,899	726	299%
Income Tax / Social Contribution	1,661	452	267%
Financial Result	2,493	2,391	4%
Depreciation, amortization and depletion	2,115	2,056	3%
Cost	1,912	1,852	3%
Expenses	203	204	-1%
Basic EBITDA	9,167	5,626	63%
Provisions for the impairment of long-lived assets (i)	140	(1)	-
Results from equity investments (ii)	(2)	(4)	-
Others (iii)	67	-	-
Adjusted EBITDA	9,372	5,620	67%
EBITDA Margin	19.8%	12.2%	7.6 p.p.

(i)        Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)       Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

(iii)       Adjustments made because they do not impact operating cash generation as per the Company’s understanding: (a) provision for retirees’ health plan (Nota 21.2.1) in the amount of R$54 million; and (b) provision related to the action for payment of dividends at Polialden Petroquímica S.A. (subsidiary merged in 2006).

MANAGEMENT REPORT 2015

ASSETS	12/31/2015	12/31/2014	Change
	(A)	(C)	(A)/(C)
Current	17,498	14,761	19%
Cash and Cash Equivalents	7,440	3,993	86%
Marketable Securities/Held for Trading	1	90	-99%
Accounts Receivable	2,735	2,693	2%
Inventories	5,517	5,368	3%
Recoverable Taxes	1,272	2,130	-40%
Other Receivables	533	488	9%
Non Current	42,463	34,661	23%
Marketable Securities/ Held-to-Maturity	46	42	9%
Compulsory Deposits and Escrow Accounts	277	231	20%
Deferred Income Tax and Social Contribution	3,227	870	271%
Taxes Recoverable	1,304	1,045	25%
Insurance claims	63	144	-56%
Investments	86	127	-32%
Property, Plant and Equipament	33,962	29,001	17%
Intangible Assets	2,888	2,836	2%
Others	610	364	68%
Total Assets	59,961	49,422	21%

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2015	12/31/2014	Change
	(A)	(C)	(A)/(C)
Current	16,682	14,083	18%
Suppliers	11,699	10,852	8%
Financing	1,969	1,419	39%
Project Finance	302	26	1042%
Derivatives	58	96	-40%
Salary and Payroll Charges	605	533	13%
Dividends and Interest on Equity	754	216	249%
Taxes Payable	745	203	266%
Advances from Customers	120	100	20%
Sundry Provisions	94	89	6%
Post-employment Benefit	0	336	-100%
Other Payable	338	213	59%
Non Current	41,941	29,444	42%
Suppliers	57	0	-
Financing	25,370	18,918	34%
Project Finance	11,975	7,551	59%
Derivatives	1,185	594	99%
Deferred Income Tax and Social Contribution	731	603	21%
Taxes Payable	27	31	-13%
Sundry Provisions	654	506	29%
Advances from Customers	31	88	-65%
Other Payable	218	291	-25%
Intercompany Loan	1,539	792	94%
Others	155	69	124%
Shareholders' Equity	1,338	5,894	-77%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	2,882	736	291%
Treasury Shares	(50)	(49)	2%
Other Comprehensive Income*	(9,085)	(2,924)	211%
Retained Earnings	-	-	-
Non Controlling Interest on Braskem Idesa	(685)	(145)	374%
Total Liabilities and Shareholders' Equity	59,961	49,422	21%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 16.2 to the Financial Statements).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.